

07002600


SEC MAIL PROCESSING
RECEIVED
FEB 26 2007
WASH, D.C. 210 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43627

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPECTRUM CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6910 PACIFIC STREET, SUITE 214
(No. and Street)

OMAHA (City) NE (State) 68106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. ROBERT GROW, PRESIDENT (402) 333-1888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NICHOLS, RISE & COMPANY, L.L.P.
(Name – *if individual, state last, first, middle name*)

705 DOUGLAS STREET, SUITE 502 (Address), SIOUX CITY (City), IA (State), 51101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT C. GROW, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPECTRUM CAPITAL, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title


GENERAL NOTARY-State of Nebraska
KRISTIN HERRBOLDT
My Comm. Exp. Dec. 15, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPECTRUM CAPITAL, INC.

INDEX

INDEPENDENT AUDITOR'S REPORT

Nichols, Rise & Company, L.L.P.

Certified Public Accountants and Consultants

W. F. Sibley, CPA
R. L. Stinger, CPA
D. L. Lacey, CPA
S. B. Bicher, CPA
C. D. Merry, CPA
R. W. Grenko, CPA
L. M. Shoemaker, CPA, CMA

E. C. Nichols, CPA (1916-2003)
C. L. Rise, CPA (1921-2003)

L. J. Tuttle, CPA
S. R Goodwin, CPA
A. E. Hill, CPA
A. J. Walchek, CPA
R. R. Ericson, CPA
L. K. Beecher, CPA
B. J. Kooiker, CPA
P. M. Riemer, CPA
S. E. Boden
J. E. Maise
D. L. Sands
J. A. Theisen
J. A. Perez

P. K. Peters
V. A. Steenhock
C. R. Karrer

Member of AICPA Division for Certified Public Accounting Firms

To the Board of Directors and Stockholders
Spectrum Capital, Inc.

We have audited the accompanying statement of financial condition of Spectrum Capital, Inc. as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spectrum Capital, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information, as listed in the index, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nichols, Rise & Company, LLP

Sioux City, Iowa
February 20, 2007

SPECTRUM CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Current Assets:		
Cash	$ 131,011	
Commissions Receivable	185,322	
Receivable from Clearing Organization	5,964	
Other Receivables	94,886	
Deposit with Clearing Organization	100,000	
Prepaid Expenses	20,475	
		$ 537,658
Furniture and Equipment, Net		22,069
Goodwill		243,000
Total Assets		$ 802,727

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Payable to Clearing Organization	$ 1,954	
Accounts Payable	16,539	
Commissions Payable	334,835	
		$ 353,328
Stockholder's Equity:		
Common Stock	15,000	
Paid-In Capital	448,000	
Retained Earnings (Deficit)	(13,601)	
		449,399
Total Liabilities and Stockholder's Equity		$ 802,727

See accompanying notes

SPECTRUM CAPITAL, INC.
STATEMENT OF INCOME

Year Ended December 31, 2006

Revenues:		
Commissions	$ 3,598,721	
Transaction Fees	193,925	
Miscellaneous	10,323	
Interest	13,221	
		$ 3,816,190
Operating Expenses:		
Commission Expense	3,106,876	
Management Fee	81,434	
Transaction Clearing Expense	81,141	
Salaries, Payroll Taxes, and Benefits	267,411	
Insurance, Net of Representatives' Reimbursements	(4,892)	
Depreciation and Amortization	42,817	
Professional Fees	8,656	
Office	35,019	
Licensing Fees	27,274	
Computer/Data Communications	54,574	
Rent	56,585	
Sales, Training, Marketing	27,551	
Other	19,352	
		3,803,798
Net Income		$ 12,392

SPECTRUM CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2006

	Issued Shares	Common Stock	Paid-In Capital	Retained Earnings	Stockholder's Equity
December 31, 2005	100	$ 15,000	$ 448,000	$ (10,993)	$ 452,007
Dividends				(15,000)	(15,000)
Net Income				12,392	12,392
December 31, 2006	**100**	**$ 15,000**	**$ 448,000**	**$ (13,601)**	**$ 449,399**

Common Stock:

Par Value - None
Authorized 20,000 Shares

SPECTRUM CAPITAL, INC.
STATEMENT OF CASH FLOWS

Year Ended December 31, 2006

Cash Flows from Operating Activities:		
Net Income	$ 12,392	
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and Amortization	42,817	
Changes in Operating Assets and Liabilities:		
Receivables	(123,267)	
Prepaid Expenses	(4,447)	
Accounts and Commissions Payable	76,163	
Net Cash Provided by Operating Activities		$ 3,658
Cash Flows Used by Financing Activities:		
Dividends Paid		(15,000)
Net Change in Cash		(11,342)
Cash - Beginning of Year		142,353
Cash - December 31,		$ 131,011

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

ORGANIZATION AND OPERATIONS

Spectrum Capital, Inc. is an introducing broker-dealer registered with the National Association of Securities Dealers (NASD). The Company is engaged in the sale of mutual funds, stocks, bonds, variable annuities, and variable universal life insurance. The Company executes and clears trades through an unaffiliated brokerage firm on a fully disclosed basis.

The Company is a wholly owned subsidiary of Premier Financial, Inc.

ACCOUNTING POLICIES

Accounting Method

The financial statements are prepared on the accrual basis of accounting. Commission income is recorded on a trade-date basis.

Depreciation and Amortization

Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company is included in the consolidated income tax return of its parent company. No provision for income taxes has been made in the accompanying financial statements because the Company has elected to be taxed as a "qualified sub-chapter S subsidiary." Under this election, the Company's net income is reported by the shareholders of the parent company on their individual returns.

Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and, accordingly, include amounts that are based on management's estimates and judgments.

NON-COMPETE AGREEMENT, NET

The non-compete agreement is being amortized over its three-year life using the straight-line method. Amortization expense for 2006 is $27,083.

Cost	$ 150,000
Accumulated Amortization	(150,000)
Book Value, December 31, 2006	$ 0

FURNITURE AND EQUIPMENT, NET

Furniture and equipment are as follows:

	Estimated Lives	Cost	Net Investment
Computer Equipment	5 years	$ 37,399	$ 10,467
Office Furniture and Equipment	7 years	18,822	10,847
Computer Software	3-5 years	27,527	755
		$ 83,748	$ 22,069

Depreciation expense is $15,734 for 2006. Accumulated depreciation at December 31, 2006, is $61,679.

GOODWILL

Goodwill arises from the purchase of assets from the former parent company. The purchase cost in excess of the fair value of tangible and identifiable intangible assets is recorded as goodwill. SFAS No. 142, "Goodwill and Other Intangible Assets," requires that goodwill not be amortized, but that it be reviewed annually for impairment. If, based on these reviews, goodwill is found to be impaired, the carrying value will be adjusted through a charge to earnings. Management believes that there has been no impairment of goodwill.

Cost and Carrying Value	$ 243,000

NET CAPITAL AND NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $61,919 and a net capital ratio of 5.7 to 1.

RELATED-PARTY TRANSACTIONS

The Company paid its parent for the following items:

Management Fee	$ 81,434
Reimbursement of Employee Benefits	39,043
Reimbursement of Insurance	34,022

The parent paid the Company for the following item:

Reimbursement of Office Wages	$ 21,079

The Company paid its sole shareholder for the following item:

Commissions	$ 18,106

Included in Other Receivables is $39,198 that is due from the parent company; it is treated as an open account.

OPERATING LEASES

The Company leases its office space under a lease ending May 31, 2010, which calls for monthly rent of $3,234, increasing to $3,443 in December 2008. It also leases office equipment for a total of $554 per month under leases ending in 2007 and 2008.

Minimum lease payments are as follows:

2007	$	45,272
2008		42,661
2009		41,316
2010		17,215

Total rent expense for all operating leases is $56,585 in 2006.

RETIREMENT PLAN

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE). Under the plan, the employee may make contributions of up to $10,000 annually. The Company has chosen to make non-elective contributions of 2%. Expense under this plan was $5,964 for the year ended December 31, 2006.

FINANCIAL INSTRUMENTS AND CREDIT CONCENTRATION RISKS

The Company utilizes a carrying broker to execute and settle securities transactions on behalf of the Company's customers. In the event that a Company customer is unable to fulfill his contractual obligations, the Company is required to indemnify the carrying broker for any loss suffered.

Bank balances often exceed the FDIC insured limit of $100,000.

Approximately 30% of the Company's revenue comes from a group of affiliated banks. The agreement with these banks expires in July 2009.

SUPPLEMENTAL INFORMATION

SPECTRUM CAPITAL, INC.
RECONCILIATION OF NET CAPITAL AND RESERVE REQUIREMENT COMPUTATIONS

December 31, 2006

Reconciliation of Net Capital

Net Capital Per Unaudited FOCUS Report - December 31, 2006	$	61,919
Audit Adjustments:		
None		
Net Capital Per Audited FOCUS Report - December 31, 2006	$	61,919

Reserve Requirement

The Company is exempt from the reserve requirements under rule 15c-3-3(k)(2) of the Securities and Exchange Commission.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [X] 26 17a-5(d)

NAME OF BROKER-DEALER: SPECTRUM CAPITAL, INC. [13]

SEC FILE NO.: 8-43627 [14]

FIRM I.D. NO.: 28303 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

6910 PACIFIC STREET, SUITE 214 [20]
(No. and Street)

OMAHA [21] NEBRASKA [22] 68106 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/06 [24]

AND ENDING (MM/DD/YY): 12/31/06 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT C. GROW, PRESIDENT [30]

(Area Code) — Telephone No.: (402) 333-1888 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______________ day of ______________ 20 ____

Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

NICHOLS, RISE & COMPANY, L.L.P. [70]

ADDRESS

Number and Street	City	State	Zip Code
705 DOUGLAS STREET, SUITE 502 [71]	SIOUX CITY [72]	IOWA [73]	51101 [74]

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
SPECTRUM CAPITAL, INC.

N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/06 [99]
SEC FILE NO. 8-43627 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 131,011	200			$ 131,011	750
2. Receivables from brokers or dealers:						
A. Clearance account	5,964	295				
B. Other	100,000	300	$	550	105,964	810
3. Receivable from non-customers	178,272	355	101,936	600	280,208	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	22,069	680	22,069	920
11. Other assets		535	263,475	735	263,475	930
12. TOTAL ASSETS	$ 415,247	540	$ 387,480	740	$ 802,727	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of 12/31/06

SPECTRUM CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account	1,954	1114		1315	1,954	1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	351,374	1205		1385	351,374	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. includes equity subordination (15c3-1(d)) of ... $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. includes equity subordination (15c3-1(d)) of ... $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 353,328	1230	$	1450	$ 353,328	1760

Ownership Equity

		Total	
21. Sole Proprietorship		$	1770
22. Partnership (limited partners)	($ [1020])		1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		15,000	1792
C. Additional paid-in capital		448,000	1793
D. Retained earnings		(13,601)	1794
E. Total		449,399	1795
F. Less capital stock in treasury		( )	1796
24. TOTAL OWNERSHIP EQUITY		$ 449,399	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 802,727	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPECTRUM CAPITAL, INC. as of 12/31/06

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 449,399	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			449,399	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 449,399	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 387,480	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(387,480)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 61,919	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 61,919	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPECTRUM CAPITAL, INC. as of 12/31/06

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	23,555	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	50,000	3760
14. Excess net capital (line 10 less 13)	$	11,919	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	26,586	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	353,328	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	353,328	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	571	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPECTRUM CAPITAL, INC.

For the period (MMDDYY) from 24 01/01/06 [3932] to 12/31/06 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions		25	3938
c. All other securities commissions		109,739	3939
d. Total securities commissions		109,739	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups		26	3955
5. Revenue from sale of investment company shares		3,499,305	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		207,146	3995
9. Total revenue		$ 3,816,190	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers			4120
11. Other employee compensation and benefits		267,411	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses		27,274	4195
15. Other expenses		3,509,113	4100
16. Total expenses		$ 3,803,798	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 12,392	4210
18. Provision for Federal income taxes (for parent only)		28	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4338		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 12,392	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPECTRUM CAPITAL, INC.

For the period (MMDDYY) from 01/01/06 to 12/31/06

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

			Amount	Code
1.	Balance, beginning of period		$ 452,007	4240
	A. Net income (loss)		12,392	4250
	B. Additions (Includes non-conforming capital of	29 $ [4262])		4260
	C. Deductions (Includes non-conforming capital of	$ [4272])	(15,000)	4270
2.	Balance, end of period (From item 1800)		$ 449,399	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

			Amount	Code
3.	Balance, beginning of period	30	$ 0	4300
	A. Increases			4310
	B. Decreases			4320
4.	Balance, end of period (From item 3520)		$ 0	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPECTRUM CAPITAL, INC. as of 12/31/06

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 PERSHING, L.L.C. 4335	X	4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	0 4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

SPECTRUM CAPITAL, INC.
SCHEDULE OF NON-ALLOWABLE ASSETS

December 31, 2006

Non-Allowable Assets:

Receivables from Non-Customers:		
Non-Allowable Commissions by Date or Product Type	$ 42,706	
Less Related Commissions Payable	(35,656)	
Other Receivables	94,886	
		$ 101,936
Furniture and Equipment, Net		22,069
Other Assets:		
Goodwill	243,000	
Prepaid Expenses	20,475	
		263,475
Total Non-Allowable Assets		$ 387,480

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Nichols, Rise & Company, L.L.P.

Certified Public Accountants and Consultants

To the Board of Directors
Spectrum Capital, Inc.

In planning and performing our audit of the financial statements of Spectrum Capital, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified the following deficiency in internal control that we consider to be a significant deficiency, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Spectrum Capital, Inc. as of and for the year ended December 31, 2006, and this report does not affect our report thereon dated February 20, 2007.

The Company needs to improve its system of recording and reporting monthly accounts payable.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Nichols, Rise & Company, LLP

Sioux City, Iowa
February 20, 2007

END